Filed by ScanSoft, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Nuance Communications, Inc.
Commission File No.: 000-30203

     On May 9, 2005, ScanSoft, Inc. and Nuance Communications, Inc. issued a joint press release announcing that ScanSoft and Nuance had entered into an Agreement and Plan of Merger. The text of the joint press release follows.

News Release

Contacts:	For Immediate Release

ScanSoft Richard Mack 978-977-2175 richard.mack@scansoft.com	Nuance Matt Keowen 650-847-7836 mkeowen@nuance.com

Jonna Schuyler 617-428-4444 jonna.schuyler@scansoft.com	Becky Quinlan 650-480-4040 becky@eastwick.com

ScanSoft and Nuance to Merge, Creating Comprehensive Portfolio
of Enterprise Speech Solutions and Expertise

Combined Company Poised to Accelerate Technology Innovation
for Customers and Partners around the World

Acquisition Expected to be Accretive to ScanSoft Shareholders for Fiscal Year 2006

Peabody, Mass. and Menlo Park, Calif., May 9, 2005 – ScanSoft, Inc. (Nasdaq: SSFT) and Nuance Communications, Inc. (Nasdaq: NUAN) today announced that they have signed a definitive agreement whereby ScanSoft will acquire all of the outstanding common stock of Nuance, merging the two organizations into a single company with the expertise and resources required to satisfy the increasing demand for powerful speech solutions.

Under the terms of the agreement, ScanSoft will issue approximately 28 million shares of its common stock to Nuance shareholders, who will receive 0.77 shares of ScanSoft common stock for each share of Nuance common stock that they own. Additionally, each Nuance shareholder will receive $2.20 of cash per share of Nuance common stock owned. The transaction is valued at approximately $221 million based on the closing price of ScanSoft common stock of $4.46 per share on May 6, 2005, or $122 million net of Nuance’s cash and equivalents of $98.7 million on March 31, 2005, which includes $11.1 million of restricted cash.

Upon closing, ScanSoft expects to have approximately $80 million in cash and marketable securities. The transaction is expected to generate cost synergies between $20 million and $25 million per year through headcount reductions, office site consolidations and elimination of duplicate operating expenses. In ScanSoft’s fiscal year 2006, the company expects combined revenue to exceed $315 million. ScanSoft expects that the transaction will be accretive to ScanSoft shareholders for fiscal year 2006.

“Speech software is transforming the way people use digital devices and access information systems,” said Paul Ricci, ScanSoft chairman and CEO. “As businesses increasingly turn to speech solutions to manage and improve customer interactions, combining our organizations creates a trusted provider of industry-defining technologies and applications. Together, we are better positioned to accelerate the development and adoption of innovative speech-enabled applications and services worldwide. We look forward to welcoming Nuance’s talented and motivated employees as we deliver on our shared vision.”

Today, ScanSoft and Nuance combined automate more than 20 million contact center and directory assistance calls per day; bring the power of speech to millions of people through mobile phones, automobiles, consumer electronics and games; and provide dictation solutions for more than 3,000 hospitals and more than one million consumers worldwide. The combined company is committed to making speech-enabled systems, devices and interactions as effective and ubiquitous as the Web.

The combination of ScanSoft and Nuance brings together the industry’s most comprehensive portfolio of speech applications, technologies and expertise that will enable customers to effectively deploy innovative speech-based solutions. The combined organization will have the technical resources and intellectual property required to develop new and innovative speech solutions that deliver enhanced value to customers. With leading technology, a premier partner network and an organization dedicated to speech, the company will be able to compete more effectively in new and expanding markets and provide value for its most important stakeholders – its customers, partners, investors and employees.

“This merger brings together the customer successes, technical talents and sales and marketing competencies of both companies,” said Chuck Berger, president and CEO of Nuance. “Paul and I agreed that by combining our companies, we will be in the best position to advance the emerging speech industry into stronger growth and maturity and provide superior financial results for shareholders.”

In connection with this transaction and for other corporate purposes, Warburg Pincus, the global private equity firm and a leading investor in technology companies, has agreed to purchase ScanSoft common stock in separate transactions as follows:

•	3.54 million shares at a purchase price of $4.24 per share, the closing bid price on Thursday, May 5, 2005, for an aggregate investment of $15.0 million. This transaction closed today and is independent of the Nuance transaction.

•	14.2 million shares at a purchase price of $4.24 per share, for an aggregate investment of $60.0 million. This transaction will close concurrent with, and is contingent upon, the closing of the Nuance transaction.

•	In addition, Warburg Pincus has acquired a warrant to purchase 0.86 million shares of ScanSoft common stock along with the first investment, and will acquire a warrant to purchase 3.18 million shares of ScanSoft common stock upon the closing of the second investment. Both warrants have an exercise price of $5.00 per share and a four-year term.

William H. Janeway, a Vice Chairman of Warburg Pincus and a ScanSoft Director, stated: “Warburg Pincus enthusiastically supports the merger of ScanSoft and Nuance. Based on the foundation of ScanSoft’s strong performance in recent quarters, we have confidence that the combined company will have the technical and operational resources to meet the increasing demand for speech technologies and to increase shareholder value.”

A Comprehensive Portfolio of Enterprise Speech Solutions and Expertise

Benefits of the combined organization include:

•	Proven Experience that Drives Better Results – Customers and partners of both companies will benefit from the experience behind thousands of successful speech services deployed worldwide. Combined, ScanSoft and Nuance have deployed more than 3,000 speech applications that automate approximately seven billion phone conversations for some of the world’s most respected companies, including Bank of America, British Airways, Citigroup, General Electric, NTT, Verizon and Vodafone. Together, ScanSoft and Nuance maintain speech-focused, deeply tenured professional service organizations with a combined team of approximately 250 speech and voice user interface experts that offer more than 800 cumulative years of speech experience.

•	A Comprehensive Speech Portfolio that Delivers Choice and Completeness – ScanSoft and Nuance each bring a broad set of speech applications and technologies to the combined company. These assets will allow the combined company to satisfy a wider set of customers’ speech needs from a single source. As speech technologies continue to converge, the combined company will be able to leverage an unparalleled set of resources that spans the full breadth of speech capabilities – including network speech, embedded speech, and dictation – to drive innovation and more complete speech applications.

•	Deep Technical Expertise that Results in Better Performing Products and Accelerated Innovation – The combined organization will bring together an array of resources – from 300 speech scientists and engineers to a patent portfolio comprising more than 250 patent families. With these assets, the combined company is well suited to handle complex implementations and solve more difficult problems with speech technology. Both ScanSoft and Nuance have been strong, active proponents of speech industry standards. Both companies are strong participants in the development of VoiceXML including providing multiple editors, and both companies were founding drafters of the MRCP specification.

•	A Commitment to Premier Partner Relationships that Provide Total Solutions – The combined company will build upon the strong relationships that have been developed with industry leaders, such as Avaya, Cisco, Genesys, and Nortel, to further promote the innovation and adoption of speech. These partnerships are critical to providing complete solutions for our mutual customers and dramatically broadening the awareness and availability of speech solutions.

Paul Ricci will be the chairman and CEO of the merged company. As part of the transaction, two of Nuance’s board members, including Chuck Berger, president and CEO of Nuance, will join the ScanSoft board of directors. The transaction has been approved unanimously by both Boards of Directors and is subject to the approval of ScanSoft and Nuance shareholders and normal closing conditions that include regulatory approvals. Information regarding the special meetings of shareholders will be announced at a later date. ScanSoft expects the transaction to close in September 2005.

The combined company will assume the name ‘Nuance’ after the transaction closes. The Nuance brand is widely respected in the speech market and is inclusive enough to serve as an identity for the combined company’s entire product line.

Investment Protection and Customer Continuity

The combined company will continue to make available and support the products of both companies. As in previous mergers and acquisitions by ScanSoft, over time the core technologies will be integrated into a single, unified offering. The combined product set will provide smooth transitions for existing installations for all ScanSoft and Nuance customers.

Investor Conference Call Information

In conjunction with this announcement and ScanSoft’s financial results for its second fiscal quarter 2005, ScanSoft and Nuance will broadcast a conference call over the Internet this afternoon, May 9, 2005, at 5:00 p.m. ET.

Those who wish to listen to the live broadcast should visit the Investor Relations section of the companies’ Web sites at www.scansoft.com and www.nuance.com at least 15 minutes prior to the event and follow the instructions provided to ensure that the necessary audio applications are downloaded and installed.

The conference call can be heard live by dialing (800) 230-1766 or (612) 332-0637, five minutes prior to the call and reference conference code 780664. A replay of the call will be available within 24 hours of the announcement. To access the replay, dial (800) 475-6701 or (320) 365-3844 and refer to access code 780664.

About Nuance

In an era where a focus on the customer is essential to business success, Nuance provides leading companies with voice-automation solutions that enable both an outstanding customer experience and corporate cost efficiency. Nuance is a leader in the voice automation market, providing software and solutions to more than 1,000 companies worldwide. Clients include Avon, British Airways, Nomura Securities, OnStar, Sprint PCS, United Parcel Service, Vodafone and Wells Fargo. Nuance (Nasdaq: NUAN) is headquartered in Menlo Park, Calif., and has offices around the world. For more information, visit www.nuance.com or call 1-888-NUANCE-8.

About ScanSoft, Inc.

ScanSoft, Inc. (Nasdaq: SSFT) is a global leader of speech and imaging solutions that are used to automate a wide range of manual processes – saving time, increasing worker productivity and improving customer service. For more information regarding ScanSoft products and technologies, please visit www.scansoft.com.

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IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

ScanSoft plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and ScanSoft and Nuance plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about ScanSoft, Nuance, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by ScanSoft and Nuance through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000 or from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000.

Nuance and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Nuance’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between ScanSoft and Nuance, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, expectations that the merger will be accretive to ScanSoft’s results, future expectations regarding the assets of the combined company, future expectations concerning available cash and cash equivalents, the growth of the speech industry and the demand for speech solutions, the future composition of the board of directors of the combined company, and any other statements about ScanSoft or Nuance managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction; the ability of ScanSoft to successfully integrate Nuance’s operations and employees; the ability to realize anticipated synergies and cost savings; the failure of the acquisition to be materially accretive in a timely manner; the failure to retain customers; and the other factors described in ScanSoft’s Annual Report on Form 10-K for the year ended September 30, 2004 and Nuance’s Annual Report on Form 10-K for the year ended December 31, 2004 and their most recent quarterly reports filed with the SEC. ScanSoft and Nuance disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.